

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2017

Bryan M. Reasons
Chief Financial Officer
Atlas Holdings, Inc.
c/o Impax Laboratories, Inc.
30831 Huntwood Avenue
Hayward, CA 94544

   Re: Atlas Holdings, Inc.
     Registration Statement on Form S-4
     Filed November 21, 2017
     File No. 333-221707

Dear Mr. Reasons:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed November 21, 2017

Questions and Answers about the Combination and the Special Meeting
Q: What Impax stockholder vote is required for the approval of each proposal , page 3

1. Please disclose the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates. See Item 3(h) of Form S-4.

Summary
Simplified Post-Combination Combined Company Structure Immediately Following Closing, page 11

2. With reference to page 71, please expand your disclosure to provide a brief description of how the PIPE Investment will affect the combined company structure, including how it will affect the distribution of voting rights and economic rights. Please also including a diagram either here or on page 71 that shows that PIPE investors will hold a combined 15% of New Amneal shares.

Termination and Termination Fees, page 16

3. Please revise your disclosure in this section to indicate that Impax will be required to pay a termination fee of $45 million if Impax terminates the BCA to enter into a Superior Proposal.

Directors and Executive Officers of New Amneal After the Combination
Corporate Governance, page 19

4. Please revise your disclosure in these sections, and elsewhere in your prospectus as appropriate, to reflect the fact that given the current projected ownership, TPG will be entitled to nominate one director to the board and the board may be expanded to accommodate such director.

Risk Factors
General, page 25

5. Please include a risk factor disclosing the exclusive forum provision in the New Amneal Charter.

The Combined Company may not be able to generate sufficient..., page 54

6. Please disclose your anticipated debt service obligation.

The Combination
PIPE Investment, page 71

7. We note your disclosure that following the Redemption, members of the Amneal Group will sell "Class A Common Stock and Class B-1 Common Stock" to the PIPE Investors. Please revise to clarify whether TPG will be the only PIPE Investor to receive Class B-1 Common Stock and the number of shares to be issued for each of Class A Common Stock and Class B-1 Common Stock. In addition, please disclose the anticipated effect of this sale on the proportion of the outstanding shares of Class A common stock held by former Impax stockholders.

Background of the Combination, page 72

8.   We note your disclosure of the release of financial results showing a decrease in total revenues and higher net losses. Please explain the drivers for such fluctuations, why these results prompted the company to pursue other strategic alternatives, and why this ultimately led to pursuing the transaction with Amneal.

9.   We note references to Impax's prospects as a stand-alone company and other strategic alternatives and business development opportunities potentially available to Impax. Please disclose the alternatives considered and explain why the board chose not to pursue such alternatives.

10.   Please disclose any relationships or agreements between Impax and Amneal, including between management, prior to April 25, 2017.

11.   On page 73, you disclose that Mr. Bisaro expressed his preliminary view on April 29, 2017 that the equity split should be approximately 70% ownership of the Existing Amneal Members and approximately 30% ownership for Impax Stockholders. Please expand your disclosure to describe the considerations in proposing this equity split, including any valuation on which such proposal was based. Please provide similar disclosure for each counter offer in negotiating the equity split, including the final agreed-upon equity split. To the extent the board considered the trading price of Impax stock or whether Impax holders would receive a premium, please also disclose such considerations and how they impacted negotiations. In addition, please disclose the reasons for choosing to conduct an all-stock transaction.

12.   We note your disclosure on page 74 that you met with representatives of Party B, Party C and Party D in June 2017 to have preliminary discussions with such parties. Please expand your disclosure to describe the type of company, the type of transaction discussed and the reason(s) why these transactions were not pursued. Please also disclose whether such contacts were solicited by Impax or were unsolicited.

13.   Please disclose why the Board decided not to initiate an auction process as discussed at the meeting on September 11, 2017.

14.   Please revise to disclose the negotiations surrounding the definition of an Intervening Event with respect to Impax's Fiduciary Outs. Please also disclose any material discussions by the Impax board in determining to forgo a Go-Shop period and agreeing to a $45 million termination fee in the event of a superior proposal.

Risks and Potential Negative Factors, page 83

15.   We note your disclosure that "no other potential counterparties have expressed an interest in any alternative transaction with Impax." This is inconsistent with your disclosure on page 74. Please explain.

Opinion of Impax's Financial Advisor, page 90

16.   Please explain why the four companies used in the Comparable Company Analysis for Impax were chosen over other similar companies that are also among the top generic U.S. pharmaceutical companies. Please provide similar disclosure for the analyses related to Amneal. Please also disclose the underlying data used to calculate the multiples for each company.

17.   Please disclose the underlying data used to calculate the multiples in the Precedent Transactions Analysis, as well as the date, size and purchase price of each transaction. Please also clarify how the results of the precedent transaction analysis were used to determine that the merger consideration was fair. Please provide similar clarification with respect to the Equity Research Analysts' Price Targets, the Historical Trading Ranges and the Equity Research Analysts' Price Targets.

18.   We note your disclosure in the Discounted Cash Flow Analysis on page 98 that the implied equity value of Impax was $4 billion to $6.21 billion. Please clarify whether this is the implied equity value of Amneal. If not, please explain how you calculated this implied equity value for Impax.

19.   Please show the underlying calculations for each of the implied Impax value contribution ranges.

Certain Tax Consequences of the Combination, page 101

20.   Please remove the word "Certain" from the heading for this section. Please also revise to provide a firm opinion for each material tax consequence. To the extent that you use a short-form tax opinion, please revise to clearly state that the disclosure in this section is the opinion of counsel and to identify and articulate the opinions being rendered by counsel. Please also revise to remove the assumption that the merger and subsequent conversion will qualify as a reorganization within the meaning of Section 368(a) of the Code as this assumes the tax consequence at issue. Refer to Section III of Staff Legal Bulletin No. 19 for guidance.

Business
Amneal Business, page 111

21. Your discussion here quantifies adjusted EDITDA; however, your presentation here lacks mention of the most comparable GAAP measure, which causes your presentation of non-GAAP measure here to be more prominent than the most directly comparable GAAP measure. Similarly, on page 114 under the heading "Recent Performance", you highlight that adjusted EBITDA for the year ended December 31, 2014 increased from adjusted EBITDA to the year ended December 31, 2016 without mention of the most comparable GAAP measure. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, and revise your disclosures throughout the registration statement accordingly.

Recently Issued Accounting Pronouncements, page 152

22. Please revise this section to address the recently issued accounting pronouncements from the registrant's perspective as a public business entity rather than Amneal's historical perspective as a nonpublic entity. Provide disclosure that clearly explains the differences between these perspectives as it applies to the dates the registrant going forward as a public business entity will be required to implement the respective guidance. Refer to Staff Accounting Bulletin 74. As part of your disclosure, clearly address the registrant's adoption of ASU 2014-09, including dates, methods, and expected impact of implementation.

Comparison of Stockholders' Rights
Number of Directors, page 212

23. Please revise your description of New Amneal Stockholder Rights to address TPG's eligibility to elect one director to the board. In addition, please disclose the "certain ownership criteria" that Amneal must meet in order to designate six nominees.

Beneficial Ownership of Impax Common Shares, page 223

24. Please revise the security ownership table to include (i) the number of common shares held by all directors and named executive officers of Impax as a group and (ii) an explanation of the amounts as to which each beneficial owner has sole voting power, shared voting power, sole investment power or shared investment power. See Item 403(b) and Instruction 2 to Item 403 of Regulation S-K.

Directors and Executive Officers of New Amneal After the Combination, page 225

25. Please provide the disclosure required by Item 402 of Regulation S-K for each person who will serve as an executive officer or director of the combined company.

We note in particular that Mr. Chirag Patel and Mr. Chintu Patel will sever as directors. Refer to Item 18(a)(7) of Form S-4.

Amneal Related Party Disclosures, page 229

26.   Please file the license and commercialization agreement with Adello Biologics, LLC and the License, Supply and Distribution Agreement with Gemni Laboratories, LLC dated April 13, 2016 as exhibits to the registration statement. In the alternative, please tell us why you are not required to file such agreements.

Notes to Consolidated Financial Statements
Annual Financial Statements of Amneal Pharmaceuticals LLC and Subsidiaries
2. Summary of Significant Accounting Policies, page FS-32

27.   Please tell us your consideration of providing the disclosures required under ASC 280-10-50 related to segments. Specifically tell us why you do not provide the disclosures required by ASC 280-10-50-40 regarding revenues from external customers for each product and service or each group of similar product and service as well as the disclosures required byASC 280-10-50-41 regarding information about geographic areas.

4. Trade Accounts Receivable, page FS-44

28.   You state in this footnote that you do not believe you are dependent upon any single customer. However, your risk factor on page 43 states that "the loss of any one or more of these or any other major customer or the substantial reduction in orders from any one or more of Amneal's major customers could have a material adverse effect upon Amneal's future operating results and financial condition." Please revise your disclosure to address this inconsistency.

General

29.   Please provide us with copies of the materials that Morgan Stanley prepared and shared with the board of directors in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board. We may have additional comments after we review those materials.

30.   Please file as exhibits any employment agreements with persons who will serve as executive officers of the combined company.

31.   Please provide beneficial ownership disclosure of Amneal, as required by Item 18(a)(5)(ii) of Form S-4. See also Item 6(d) of Schedule 14A and Item 403 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Catherine M. Clarkin, Esq. - Sullivan &Cromwell LLP